As filed with the Securities and Exchange Commission on
November 16, 1998
                                       Registration No.
=================================================================
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                   ___________________________

                            FORM S-2
                     REGISTRATION STATEMENT
                              UNDER
                   THE SECURITIES ACT OF 1933
                   ___________________________

                  DYNAMICWEB ENTERPRISES, INC.
         (Name of Small Business Issuer in Its Charter)

      New Jersey                 7372              22-2267658
(State or other Juris-    (Primary Standard     (I.R.S. Employer
diction of Incorpora-    Industrial Classif-     Identification
 tion or Organization    ication Code Number)        Number)

                  DynamicWeb Enterprises, Inc.
                        271 Route 46 West
                      Building F, Suite 209
                   Fairfield, New Jersey 07004
                         (973) 244-1000
       (Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

                    Steven L. Vanechanos, Jr.
                     Chief Executive Officer
                  DynamicWeb Enterprises, Inc.
                        271 Route 46 West
                      Building F, Suite 209
                   Fairfield, New Jersey 07004
                         (973) 244-1000
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           Copies to:
Stephen F. Ritner, Esquire         Irwin A. Kishner, Esquire
Scott H. Spencer, Esquire          Herrick, Feinstein, LLP
Stevens & Lee                      2 Park Avenue
One Glenhardie Corporate Center    New York, New York 10016
1275 Drummers Lane                 (212) 592-1435
P.O. Box 236
Wayne, Pennsylvania 19087
(610) 964-1480
                   ___________________________

Approximate date of commencement of proposed sale to the public:
From time to time, at the discretion of the selling shareholders, after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__]

     If this Form is a post-effective registration statement filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box. [ ]

                 CALCULATION OF REGISTRATION FEE
=================================================================
                                Proposed    Proposed
Title of Each         Amount    Maximum     Maximum
Class of Secur-       to be     Offering    Aggregate   Amount of
  ities to be         Regis-    Price Per   Offering    Registra-
  Registered         tered(1)    Unit(1)    Price(1)    tion Fee
_________________________________________________________________

Common Stock          794,872     $2.43    $1,931,539   $569.80
issuable upon
conversion of
convertible
preferred stock(2)
_________________________________________________________________

Common Stock         155,000      $6.00      $930,000    $274.35
issuable upon
exercise of
warrants(3)
_________________________________________________________________

Common Stock          90,000      $2.43      $227,700     $67.17
issuable upon
exercise of
options of
Perry & Co.(4)
_________________________________________________________________

=================================================================
(1) Estimated pursuant to Rule 457(a) solely for purposes of calculating the Registration Fee.
(2) Calculated pursuant to Rule 457(g)(3) in accordance with paragraph (c), using the average of the bid and asked prices on November 10, 1998, solely for the purposes of calculating the Registration Fee.
(3) Calculated pursuant to Rule 457(g)(1) using a fixed exercise price of $6.00 per share for the Common Stock, solely for the purposes of calculating the Registration Fee.
(4) Calculated pursuant to Rule 457(c), using the average of the bid and asked prices for the Common Stock on November 10,
       1998, solely for the purposes of calculating the Registration Fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
=================================================================

                      Cross Reference Table

                    Location in Prospectus of
         Information Required by  Part  I  of  Form  S-2

Item
 No.   Caption                           Location in Prospectus
 1     Front of the Registration        Outside Front Cover Page
       Statement and Outside Front
       Cover Page of Prospectus

 2     Inside Front and Outside Back    Inside Front Cover Page
       Cover Pages of Prospectus        and Outside Back Cover
                                        Pages, Additional
                                        Information

 3     Summary Information and Risk     Prospectus Summary,
       Factors                          Risk Factors

 4     Use of Proceeds                  Not Applicable

 5     Determination of Offering        Offering Price
       Price

 6     Dilution                         Not Applicable

 7     Selling Security Holders         Selling Security Holders

 8     Plan of Distribution             Plan of Distribution

 9     Description of Securities        Description of Securities

 10    Interests of Named Experts       Legal Matters, Experts
       and Counsel

 11    Information with Respect to      Incorporation of Certain
       Registrant                       Information by Reference

 12    Incorporation of Certain         Incorporation of Certain
       Information by Reference         Information by Reference

 13    Disclosure of Commission         Disclosure of Commission
       Position on Indemnification      Position on
       for Securities Act               Indemnification for
       Liabilities                      Securities Act
                                        Liabilities

                           PROSPECTUS

                        1,039,872 SHARES
                  DYNAMICWEB ENTERPRISES, INC.
                          COMMON STOCK

     This prospectus ("Prospectus") relates to an aggregate of 1,039,872 shares (the "Shares") of common stock, $.0001 par value (the "Common Stock") of DynamicWeb Enterprises, Inc (the "Company") which are being sold by certain selling security holders (the"Selling Security Holders") described below. This offering (the "Offering") consists of two components:

     (i) A total of 949,872 of the Shares may be sold from time to time by the Shaar Fund, Ltd.(the "Shaar Fund"). The Shaar Fund has acquired or may acquire those Shares upon conversion of 1,550 Shares of Series A Convertible Preferred Stock and the exercise of 155,000 Warrants owned by the Shaar Fund. The Shaar Fund purchased the Shares of Series A Convertible Preferred Stock (the "Preferred Stock") and the Warrants (the "Shaar Warrants") in a Regulation D private placement. That transaction was exempt from the registration provisions of the Securities Act of 1933, as amended (the "1933 Act").

     (ii) An additional 90,000 Shares may be sold from time to time by Perry & Co. ("Perry"). Perry has acquired or will acquire those Shares upon exercise of 90,000 stock options (the "Perry Options") received as consideration for investor relations services it has agreed to provide to the Company under the terms of an agreement dated April 2, 1998.

     The Company's Common Stock is traded on the National
Association of Securities Dealers, Inc. ("NASD") Over-the-Counter
("OTC") Bulletin Board under the symbol "DWEB."

     The Company will receive no part of the proceeds of any sales made by the Selling Security Holders hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Security Holders will be borne by the Selling Security Holders. See "Selling Security Holders."

     THE SECURITIES OFFERED HERE ARE SPECULATIVE AND INVOLVE A
SUBSTANTIAL DEGREE OF RISK.  PROSPECTIVE INVESTORS SHOULD
CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS" AT
PAGE 3.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Prospectus is __________ __, 1998.

                      AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which is Part I of the Registration Statement, constitutes a part of the Registration Statement and does not contain all of the information set forth therein. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement, with exhibits, may be obtained from the Commission's office in Washington, DC at 450 Fifth Street, NW, Washington, DC 20549 upon payment of the fees prescribed by the rules and regulations of the Commission, or examined there without charge.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington, DC 20549. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, NW. Washington, DC 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, such as the Company. The address of such site is http://www.sec.gov.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates by reference herein the following documents filed with the Commission pursuant to the Exchange Act, except those portions described in detail below.

     1. The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1997;

     2. The Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended December 31, 1997, March 31,
          1998, and June 30, 1998.

     3.   The Company's Proxy Statement filed June 25, 1998.

     4. All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since
          September 30, 1997.

     This Prospectus is accompanied by a copy of the Company's latest Form 10-KSB and Form 10-QSB\A No. 1. The Company will provide upon request, without charge, to each person to whom a prospectus is delivered a copy of the additional documents listed above, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be made to: DynamicWeb Enterprises, Inc., 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07004. Telephone number (973) 244-1000.

          ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY SUCH STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

                       PROSPECTUS SUMMARY

The Company

     The Company is engaged in the business of developing, marketing and supporting computer software products and services that enable businesses to engage in electronic commerce.

     Electronic commerce ("EC") is the conducting of business transactions using telecommunications and computers to exchange and process commercial information and transactional documents. Electronic Data Interchange ("EDI") is a part of Electronic Commerce. EDI is the application-to-application transmission of business documents such as purchase orders and invoices using industry-standard formats. For example, manufacturers of goods can create electronic catalogues of their products and prices such that their customers will have the ability to electronically enter purchase orders and complete the purchase, payment and other documentation of a purchase transaction.

     Electronic commerce has traditionally involved the use of a third-party or private value-added computer network ("VAN") to perform EDI, e-mail, and electronic funds transfers and to provide services related to electronic forms, bulletin board and electronic catalogues. A VAN is, in effect, an electronic post office which electronically receives and delivers mail, in this case commercial documents, to the intended recipient.

     The Company's products and services work with all major VAN providers and also work over the Internet.

     The Company's business is organized into two principal segments: transaction processing and professional services. Transaction processing consists of the Company providing its computer hardware and software to its customers for those customers to conduct their business transactions electronically. The Company charges transaction and set-up fees for that service. Professional services consists of EDI and related consulting services provided to clients regarding their EDI needs.

     The Company has three principal software, service and consulting packages for the markets and customers described above:

     EDIxchange(SM) - EDIxchange is a managed service provided by the Company that allows for the transfer of information between trading partners. The service includes EDI mapping and the translation and routing of business documents between third party EDI (VAN) networks, the Internet and the private computer networks maintained by the parties to the business transaction. Generally referred to as "EDI outsourcing," this service offers businesses cost-effective alternatives to investing in an in-house EDI system.
  <PAGE 1>
     EDIxchange(SM) Buy or Sell - The Company's EDIxchange Buy or Sell program provides a seamless and cost effective way for EDI-enabled suppliers or retailers to extend their EDI network and conduct electronic commerce with their non-EDI trading partners. EDIxchange Buy or Sell bridges the Internet with traditional EDI networks such as VANs by using the Company's EDIxchange service bureau. This product allows businesses which do not have in-house EDI capability to communicate electronically with EDI-enabled business partners, using only Internet access and a standard Web browser. A Web browser, such as Netscape or Internet Explorer, allows Internet users to access various Web Sites on the Internet.

     EDIxchange Connect(SM) - The Company has developed application interface modules for two third party midrange accounting software systems, RealWorld and Synchronics. Designed for businesses using those systems, EDIxchange Connect allows a business to import and export business documents electronically from those software applications. Generally, the Company sells this product through distributors of Real World and Synchronics software. The Company offers as an option to EDIxchange Connect its automated delivery product known as Shiptrac. ShipTrac which is the Company's Windows-based software application designed for manufacturers and suppliers of goods and which electronically creates a shipping manifest or list of products that are being shipped to a particular customer or distribution center.

     As of June 30, 1998, the Company's EDIxchange Buy or Sell customers included Rite-Aid Pharmacy, Southern New England Telephone, Service Merchandise, Linens N' Things (EDI-enabled purchasers), and Great American Knitting Mills, makers of Goldtoe socks (an EDI-enabled seller). Customers using the Company's EDIxchange service bureau include Sound Design, a manufacturer of electronic equipment, Church & Dwight, manufacturers of Arm & Hammer baking soda, Royal Dalton, makers of fine china, and Kings Supermarket, a supermarket chain located in the Northeast United States.

     The Company's executive offices are located at 271 Route 46
West, Building F, Suite 209, Fairfield, New Jersey 07004 and its telephone number is (973) 244-1000.

Recent Events

     The Company acquired all of the stock of Design Crafting, Inc. ("DCI") on May 1, 1998. DCI was a corporation engaged in the consulting business, with an emphasis on EDI consulting. The acquisition of DCI is intended to enhance the Company's professional services and consulting business. The acquisition of DCI was accounted for under the purchase method of accounting.
  <PAGE 2>
     Certain financial statements pertaining to DCI are included in this Prospectus at page F-1.

     Effective September 30, 1998, the Company merged all of its subsidiaries with and into the Company. Prior to that time the subsidiaries were DynamicWeb Transaction Systems, Inc. ("DWTS"), Software Associates, Inc. ("SA"), Megascore, Inc. ("Megascore"), and DCI. The Company directly succeeded to all of the operations of each of the former subsidiaries.

                          RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. Prospective investors, prior to making an investment decision, should consider carefully, in addition to the other information contained in this Prospectus (including the financial statements and notes thereto), the following factors. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

     Continuous Net Losses; Auditors' Report Going Concern Considerations. The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company has conducted its present business only since March of 1996. The Company completed public offering of common stock on February 6, 1998, in which it raised net proceeds of approximately $3.2 million. The Company has incurred continuous and substantial net losses, and the proceeds of that public offering were fully utilized by August 1998. No assurance can be made that the Company will become profitable in the near future, if at all. The Company's prospects are subject to all of the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving markets in which the Company intends to operate. To address these risks, the Company must, among other things: further develop or acquire rights to supporting software from third parties; successfully implement its marketing strategy; respond to competitive developments; attract, retain and motivate qualified personnel; and develop, upgrade, and protect its technology. No assurance can be given that the Company will succeed in addressing any or all of these issues; and the failure to do so would have a material adverse effect on the Company's business, prospects, financial condition and operating results. The auditors' opinion on the Company's financial statements as of September 30, 1997, calls attention to substantial doubts as to the ability of the Company to continue as a going concern as of the date of those financial statements. As of June 30, 1998, the Company had an accumulated deficit of $5,595,349.
  <PAGE 3>
     Need for Substantial Additional Capital. Management estimates that the Company will need to raise substantial additional capital in order to complete its business plan. The Shaar Fund, Ltd. has agreed to invest an additional $675,000 provided that the Company meets certain criteria as of the date of this Prospectus. The Company currently does not meet two of the criteria in that the bid price of the Common Stock has fallen below $4.00 per share and the average daily trading volume of the Common Stock is below 20,000 shares per day (See "Risk Factors -- Uncertain Public Market for the Company's Common Stock"). There is no assurance that the Shaar Fund will complete its investment in the Company. In the event the Company is unable to obtain additional funding in a timely manner, it will be unable to complete its present business plan, it may need to significantly scale down its operations or it may be required to cease its business operations. There can be no assurance that the Company will be able to obtain the additional capital required in a timely manner or that it will be able to complete its business plan. If any additional capital is raised in equity offerings, the interests of investors who purchase the Common Stock in this Offering may be diluted.

     Anticipated Operating Losses. The Company anticipates realizing only limited revenue for the foreseeable future. The Company's ability to generate meaningful revenue thereafter is subject to substantial uncertainty. The Company anticipates that its operating expenses will increase substantially in the foreseeable future. It has hired a substantial number of additional employees and has and will make other significant expenditures to further develop its technology, increase its marketing activities, create and expand the distribution channels for its products and services, and broaden its customer support capabilities. Accordingly, the Company expects to incur losses for the foreseeable future. No assurance can be given that the Company's products and services will be developed, marketed, expanded, or rendered successfully or on a timely basis, if at all, or that the Company will be successful in obtaining market acceptance of its products and services. No assurance can be given that the Company will ever be able to achieve or sustain operating profitability.

     Early Stage of Market Development; Unproven Acceptance of the Company's Products and Services. The Company's products and services are designed to facilitate electronic commerce. A major focus of the Company's products and services is the Internet, which is a worldwide communications system that allows computer users to transmit and receive messages and information over telephone and other communications lines using terminals or computers. See "Dependence on the Internet and on Internet Infrastructure Development" below. The market for the Company's products and services is at an early stage of development, is evolving rapidly, and is characterized by an increasing number of market entrants who have introduced or are developing competing products and services. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently
<PAGE 4> introduced products and services are subject to a high level of uncertainty. Market acceptance will depend, in large part, upon the ability of the Company to demonstrate the advantages and cost effectiveness of its products and services over existing products and services. There can be no assurance that the Company will be able to market its products and services successfully or that its current or future products and services will be accepted in the marketplace. As a result of the Company's recent introduction of its products and services into the market and their limited use to date, there can be no assurance that the Company's products and services will achieve market acceptance or will produce substantial revenues.

     Dependence on the Internet and on Internet Infrastructure Development. The use of the Company's products and services is dependent upon the continued development of an industry and infrastructure for providing Internet access and carrying Internet traffic. The commercial market for products and services for use with the Internet and the World Wide Web has only recently begun to develop. The Internet may not prove to be a viable commercial marketplace or communications network because of many factors, including inadequate development of the necessary capacity, problems with reliability, lack of acceptable levels of security, or lack of timely development of complementary products, such as high speed modems. The Internet suffers from many problems related to performance, reliability, congestion and delay. Customers may experience frustration waiting for transactions to be processed. Consequently, they may forego using the Company's products and services.

     Further, there can be no assurance that the Internet will retain its current pricing structure, which is generally flat-rate, independent of volume, and independent of the time of day. Federal regulation of access fees to the Internet may cause an increase in costs to the businesses utilizing the Company's products and services.

     The adoption of the Internet for commerce and as a means of communication, particularly by those individuals and enterprises that historically have relied upon traditional means of commerce and communication, will require a broad acceptance of new methods of conducting business and exchanging information. Enterprises that already have invested substantial resources in other methods of conducting business may be reluctant or slow to adopt a new strategy that may limit or compete with their existing business. Individuals with established patterns of purchasing goods and services and effecting payments may be reluctant to alter those patterns.

     Thus far, significant commercial use of the Internet has not developed, in part, because of the lack of security and verification processes. Although the Company's products and services are compatible with existing and apparently emerging security and verification products, there can be no assurance that widespread commercial use of the Internet for electronic
<PAGE 5> commerce will develop, or that even if such use does develop, that the Company's products and services will achieve market acceptance. If the Company's market fails to develop or develops more slowly than expected, or if the infrastructure for the Internet is not adequately developed, or if the Company's products and services do not achieve market acceptance by a significant number of individuals and businesses, the Company's business, financial condition, prospects and operating results will be materially and adversely affected.

     Ability to Respond to Rapid Change. The Company's future success will depend significantly on its ability to enhance its current products and services and develop or acquire and market new products and services which keep pace with technological developments and evolving industry standards as well as respond to changes in customer needs. The market for EDI products and Internet software products is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent new product introductions and enhancements. The Company will be required to manage effectively its strategic position in a rapidly changing environment. There can be no assurance that the Company will be successful in developing or acquiring product or service enhancements or new products or services to address changing technologies and customer requirements adequately, that it will introduce such products or services on a timely basis, if at all, or that any such product or service enhancements will be successful in the marketplace. The Company's delay or failure to develop or acquire technological improvements or to adapt its products or services to technological change would have a material adverse effect on the Company's business, financial condition, prospects, and operating results. The failure of the Company's management team to respond effectively to and manage rapidly changing technological and business conditions as well as the growth of its own business, should it occur, could have material adverse impact on the Company's business, financial condition, prospects, and operating results. See "Reliance on Limited Number of Products."

     Difficulty of Trading "Penny Stock." Because the Company's Common Stock trades on the NASD's OTC Bulletin Board Service, if, at any time, the bid price of the Company's Common Stock falls below $5.00 per share, and under certain other circumstances, the Company's Common Stock may be subject to rules that impose additional sales practice and market making requirements on broker-dealers who sell or make a market in lower-priced securities which constitute "penny stocks." The additional requirements will generally apply if sales are made to persons other than established customers (as defined in such rules) and accredited investors (generally, institutions and, for individuals, an investor with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with such investor's spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the purchase. Consequently,
<PAGE 6> many broker-dealers may be unwilling to sell or make a market in the Company's securities because of the added disclosure requirements, thereby making it more difficult for purchasers in this Offering to resell the Common Stock in the secondary market. As of November 10, 1998, the Company's bid price was $2.31 and the Company is subject to the penny stock rules.

     Uncertain Public Market for the Company's Common Stock. The Company's Common Stock is traded on the NASD's OTC Bulletin Board Service. There is no assurance that an active trading market will develop or be sustained. As of September 17, 1998, the Company's underwriters and its principal market maker --
H.J. Meyers & Co. -- ceased operations, no longer provided support for the Company stock, and the volume of trades materially declined. The investment community could show little or no interest in the Company in the future. As a result, purchasers of the Company's securities may have difficulty in selling such securities should they desire to do so. It is substantially more difficult for investors in securities listed on the OTC Bulletin Board to dispose of such securities or to obtain accurate quotations regarding such securities, as compared to securities listed on more established trading markets, such as the NASDAQ Small Cap Market System.

     Reliance on Limited Number of Products and Services. The Company expects that substantially all of its revenues will be derived from its EDIxchange product and service, its EDIxchange Buy and Sell program service, its related EDI consulting services, and (to a lesser extent) its EDIxchange Connect product. If these products and services are not successful, whether as a result of technological change, competition or any other factors, the Company's business, financial condition, prospects and operating results will be adversely affected. Although the Company is continuing to develop its existing products, it presently has no plans to develop or produce additional products and services for the foreseeable future.

     Technological Change. The market for the Company's proposed services is characterized by rapidly changing technology and evolving industry standards. The Company will likely be required to design, develop, test, introduce and support new services and enhancements on a timely basis that meet changing customer needs and respond to technological developments and emerging industry standards. The Company's proposed services are now designed around certain technical standards. While the Company intends to provide compatibility with the standards promulgated by leading industry participants and groups, widespread adoption of a proprietary or closed standard could preclude the Company from effectively marketing or developing its products or services. No assurance can be given that the Company will be able to respond to technological changes or evolving industry standards in a timely manner, if at all; or that the standards upon which the Company's services are or will be based will be accepted by the industry. In addition, no assurance can be given that services
<PAGE 7> or technologies developed by others will not render the
Company's services noncompetitive or obsolete. In the event that services or technologies developed by others render the services of the Company impracticable, noncompetitive or obsolete, or the industry in which the Company hopes to compete develops and adopts a proprietary standard to which the Company does not have access, or the Company is not able to respond to technological developments or emerging industry standards, there could be a material adverse effect on the Company's business, financial condition, prospects and operating results.

     Risks of Defects and Development Delays. The Company has not sold a material amount of its services or products. Products and services based on sophisticated software and computing systems often encounter development delays and the underlying software most often contains undetected errors, bugs, or failures when introduced or when the volume of services provided increases. The Company may experience delays in the development of the software and computing systems underlying the Company's proposed products and services. In addition, there can be no assurance that, despite testing by the Company and potential customers, errors will not be found in the underlying software, or that the Company will not experience development delays, which could result in delays in the market acceptance of its products and services and could have a material adverse effect on the Company's business, financial condition, prospects and operating results. See "BUSINESS."

     Competition. The EC and EDI markets are intensely competitive and subject to rapid technological change and evolving industry standards. The Company does and will compete with many companies that have substantially greater financial, marketing, technical and human resources than the Company. Among the principal competitors in EDI and specifically in the delivery of EDI over the Internet are, at present, Harbinger Corporation, Sterling Commerce, GEIS, Netscape, Actra (which is wholly owned by Netscape), Open Market, Premenos, Icat, Interworld Technology Ventures, Elcom International, Broadvision, Connect, IBM, Microsoft, EDS, and MCI, each of which has announced plans to design and develop software products and to provide services that facilitate electronic commerce over the Internet. Some of those competitors operate VANS. Several of these companies utilize the same encryption technology from RSA that the Company incorporates in its products. Virtually all of the Company's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers. In addition, many of the Company's current or potential competitors, such as Netscape, Microsoft and AT&T, have broad distribution channels that may be used to bundle competing products directly to end-users or purchasers. If such competitors were to bundle products that compete with the Company
<PAGE 8> for sale to their customers, any demand the Company is able to create for its products and services may be substantially reduced, and the ability of the Company to broaden the utilization of its products and services would be substantially diminished. No assurance can be given that the Company will be able to compete effectively with current or future competitors or that such competition will not have a material adverse effect on the Company's business, financial condition, prospects and operating results. See "BUSINESS."

     New Market Entrants. In addition to existing competitors, there are many companies that may enter the market in the future with new technologies, products and services that may be competitive with services offered or to be offered by the Company. Because there are many potential entrants to the field, many of which are likely to have substantially greater resources than the Company, it is extremely difficult to assess which companies are likely to offer competitive products and services in the future, and in some cases it is difficult to discern whether an existing product or service is competitive with the Company's services. The Company expects competition to persist and intensify in the future. It should be noted that companies that historically have produced text, audio, video, graphics, art and animation ("multimedia" companies), and companies that historically have owned various forms of communication media such as cable, broadcasting, and telecommunications ("cross-media" companies) are encroaching upon and entering into each other's historic businesses. This may signal a further expansion by those integrated companies into the EDI and related fields. If the market becomes congested with competition, the Company may not be able to compete effectively in its intended marketplace.

     Dependence on Third-Party Intellectual Property Rights. The Company currently licenses certain proprietary and patented technology from third parties. Most of the Company's [planned] [?] services incorporating data encryption and authentication is based on proprietary software of RSA Data Security ("RSA"). The RSA software is incorporated in certain other software licensed to the Company from Community Connexion related to the Web server utilized by the Company. The RSA software is available on a non-exclusive basis. No assurance can be given that the encryption software presently available to the Company will continue to be available to the Company on commercially reasonable terms, or at all. Additionally, there is no assurance that if a new encryption technology develops, that it will be available to the Company on commercially acceptable terms, if at all.

     The Company also licenses Cybercash software, which is credit card verification software, on a non-exclusive basis. No assurance can be given that Cybercash will continue to be available to the Company on commercially reasonable terms, if at all. The lack of availability of credit card verification software could have a material adverse effect on the Company's business, financial condition, prospects, and operating results.
  <PAGE 9>
     No assurance can be given that the Company's third party licenses will continue to be available to the Company on commercially reasonable terms, if at all. The Company bears the risk that all third party technology supplied to the Company is actually owned by the party supplying the technology and does not infringe upon the rights of others. Any threat of infringement or misappropriation against these third parties may in turn cause substantial interference with the Company's right to utilize that technology. The loss of or inability to maintain any of those software licenses could result in delays in introduction of the Company's products and services until equivalent software, if available, is identified, licensed and integrated into the Company's planned services, which could have a material adverse effect on the Company's business, financial condition, prospects and operating results.

      Because certain of the Company's products incorporate software developed and maintained by third parties, the Company is dependent upon such third parties' ability to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company would be able to replace the functionality provided by the third party software currently offered in conjunction with the Company's products in the event that such software becomes obsolete or incompatible with future versions of the Company's products or is otherwise not adequately maintained or updated. The absence of or any significant delay in the replacement of that functionality could have a material adverse effect on the Company's business, financial condition, prospects and operating results.

     Reliance on PERL. The Company's proprietary software is written in Practical Extraction and Reporting Language ("PERL"), which is the computer programming language utilized for Internet applications. Because the Internet is not controlled or supervised by any one person or group, the evolution and continued utilization of PERL cannot be controlled or predicted. Changes in or the elimination of PERL could cause the Company to have to assume responsibility for support and development of PERL, which could have a material adverse effect on the Company's business, financial condition, prospects, and operating results.

     Dependence on Distribution and Marketing Relationships. The Company has few sales and marketing employees and does not have established distribution channels for its services. In order to generate substantial revenue, the Company must achieve broad distribution of its services to businesses and individuals and secure general adoption of its services and technology. A key element of the Company's current business and its future business strategy is to maintain and develop relationships with leading companies that market software products and EDI-related services.

     Dependence on Intellectual Property Rights; Risk of Infringement. The Company's success and ability to compete are
<PAGE 10> dependent in part upon its proprietary technology
relating to its NetCat software. The Company has applied for a patent with the United States Patent and Trademark Office covering that software. but to date no patent has been granted. There can be no assurance that the applied-for patent will be granted, or, if granted, will be effective to protect the Company's rights in its NetCat technology. The Company's patent, if issued by the United States Patent and Trademark Office, would offer no protection outside of the United States. The Company's patent, if issued, may be subsequently challenged. If the patent is challenged the counsel and other fees in defending the patent, together with loss of management's time, could be substantial. Those adverse consequences also could occur with respect to the trademarks, trade secrets, or other intellectual property rights of the Company.

     In addition, the software and electronic commerce industries are characterized by the existence of a large number of patents, and litigation based on allegations of patent infringement is common. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to the Company. Although the Company believes that it is not infringing on the rights of any third parties, there can be no assurance that third parties will not assert infringement claims against the Company, that any such assertion of infringement will not result in litigation or that the Company would prevail in such litigation or be able to license any valid and infringed patents of third parties on commercially reasonable terms.

     Risks Associated with Encryption Technology. A significant barrier to Internet commerce are the problems and risks associated with exchanging financial information securely over public networks. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect the secure exchange of financial information over the Internet, including public key cryptography technology licensed from RSA. No assurance can be given that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the RSA cryptography technology or other algorithms used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's business, financial condition, prospects and operating results. In addition, no assurance can be given that existing security systems of others will not be penetrated or breached, which could have a material adverse effect on the market acceptance of Internet security services, which in turn could have a material and adverse effect on the Company's business, financial condition, prospects and operating results.

     Liability and Availability of Insurance. The Company is responsible for the electronic transmission of commercial
<PAGE 11> transaction data for its customers, including, but not limited to, purchase orders, payments, invoices, and advance ship notices. If the Company were unable to fulfill its contractual obligations to its customers, whether due to failure of its software, to failure of the Internet, EDI or telecommunications services to function properly, to failure of its employees, contractors, agents or representatives, or for any other reason, the Company could be subject to claims for the value of the lost business to its customers. The liability could be substantial. If the Company incurs substantial liability to its customers due to its breach. it may materially and adversely affect the Company's ability to complete its plan of operation. The Company's standard agreements with its customers contain provisions which attempt to limit the liability of the Company for such matters, including the customers lost data, lost profits, or other incidental or consequential damages arising out of, or in connection with, the customer's use or inability to use the Company's software or services, or the negligence of the Company. In addition, in May, 1997 the Company purchased general liability and professional liability insurance policies that are intended to cover the foregoing liabilities. The general liability policy provides coverage of $1 million per claim and $2 million in the aggregate; and the Company has an additional
$1 million umbrella liability policy. The professional liability policy provides coverage of $1 million per claim and $1 million in the aggregate. The Company intends to maintain such coverage and to evaluate increasing it from time to time, subject to availability on commercially reasonable terms.

     Fluctuating Results; Cyclical Business. The Company's future revenues and operating results may fluctuate materially as a result of, among other things, the timing of the introduction of, or enhancements to, the Company's products and services, demand for the Company's products and services, the timing of introduction of products or services by the Company's competitors, market acceptance of Internet commerce, the timing and rate at which the Company increases its expenses to support projected growth, the budgeting and purchasing practices of its customers, the length of the customer product evaluation process for the Company's products, the size and timing of customer orders, competitive conditions in the industry, and other factors inherent in a new, developing business. Fluctuations in revenues and operating results may cause volatility in the Company's stock price. See "Possible Volatility of Stock Price."

     Dependence Upon Key Personnel. The Company's success will depend in part upon the retention of key senior management and technical personnel, particularly Steven L. Vanechanos, Jr., co-founder of the Company and Chairman of the Board, James D. Conners, President of the Company, and Kenneth R. Konikowski, Executive Vice President of the Company. The loss of the services of any of the Company's key personnel could have a material adverse effect on the Company's business, prospects, financial condition and operating results. The Company has a policy that all of the Company's employees must sign <PAGE 12> confidentiality agreements, and that certain of its employees also sign non-competition agreements. The Company presently maintains key man life insurance on Steven L. Vanechanos, Jr. in the amount of $3,000,000. There can be no assurance that the Company will be able or willing to continue to maintain such insurance at present coverage levels.

     Ability to Attract Qualified Personnel. The Company believes that its future success also depends upon its ability to attract and retain additional highly skilled technical, professional services, management and sales and marketing personnel. The market for skilled computer programmers and other technically skilled employees is highly competitive and other companies with greater resources can provide higher salaries and greater benefits. To attract quality personnel, the Company may be required to offer Common Stock or stock options, which will dilute investors' interests. The market for these individuals has historically been, and the Company expects that it will continue to be, intensely competitive. The Company's inability to attract and retain qualified employees could have a material adverse effect on the Company's business, financial condition, prospects, and operating results.

     Management of Growth. If the Company experiences a period of rapid growth, a significant strain may be placed on the Company's financial, management and other resources. The Company's future performance will depend in part on its ability to manage change in its operations and will require the Company to hire additional management and technical personnel, particularly in areas of marketing and customer support. In addition, the Company's ability to manage its growth effectively will require it to continue to improve its operational and financial control systems and infrastructure and management information systems, and to attract, train, motivate, manage and retain key employees. If the Company's management were unable to manage growth effectively, there could be a material adverse effect on the Company's business, financial condition, prospects, and operating results.

     Ability to Issue Blank Check Preferred Stock; New Jersey Anti-Takeover Provisions. Under the Company's Certificate of Incorporation, the Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The Company has issued 875 shares of Convertible Preferred Stock to the Shaar Fund, LTD and has reserved an additional 675 shares with certain rights, preferences and privileges set forth in a Certificate of Amendment to the Certificate of Incorporation dated August 7, 1998 and with the Secretary of State of New Jersey. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that has been issued or may be issued in the future. The issuance of shares of preferred stock, while potentially providing desirable flexibility in connection with possible
<PAGE 13> acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company.

     In addition, the Company is subject to the anti-takeover provisions of the New Jersey Shareholder Protection Act, which, among other things, prohibits it from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the person became an interested stockholder (the "Stock Acquisition Date"), unless the business combination is approved by the Company's Board of Directors prior to the Stock Acquisition Date. The application of such Act also could have the effect of delaying or preventing a change in control of the Company.

     Furthermore, certain provisions of the Certificate of Incorporation and the Company's Bylaws, including provisions that provide for the Board of Directors to be divided into three classes to serve for staggered three year terms, as well as certain contractual provisions, could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock and may have the effect of delaying or preventing a change in control of the Company. These provisions may also reduce the likelihood of an acquisition of the Company at a premium price by another person or entity.

     Government Regulation and Legal Uncertainties. The Company is not currently subject to direct regulation by any federal or state governmental agency, other than regulations applicable to businesses generally. The laws generally applicable to business will also be applicable to doing business over the Internet.
Laws relating to advertising, buying and selling goods and services, contracts, payments, privacy, obscenity, defamation, taxation, export controls, unfair competition and deceptive trade practices, among other things, will likely apply to online activities as well, and numerous criminal statutes may apply. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. If the Internet becomes more generally accepted, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws may address user privacy, pricing and characteristics and quality of products and services, among other things. The adoption of any laws or regulations governing commerce on the Internet may result in decreased growth or use of the Internet, which could have an adverse effect on the Company's business, financial condition, prospects and operating results. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain.

     Possible Volatility of Stock Price. The market price of the Company's Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological
<PAGE 14> innovations or new software or services by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors, many of which are beyond the Company's control. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation has often been instituted. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on the Company's business, financial condition, prospects or operating results.

     Substantial Options and Warrants Reserved. Under the Company's 1997 Employee Stock Option Plan, the Company may issue options to purchase up to an aggregate of 334,764 shares of Common Stock to employees and officers, and, as of the date of this Prospectus, options to purchase 203,392 shares have been granted under that plan. Further, under the Company's Stock Option Plan for Outside Directors, the Company may issue options to purchase up to an aggregate of 78,254 shares of Common Stock to its outside directors, including certain mandatory grants, and, as of the date of this Prospectus, options to purchase 15,648 shares have been granted under that plan. In connection with the contribution of Common Stock by certain existing shareholders of the Company, the Company has granted Warrants to purchase 125,000 shares of Common Stock at an exercise price of $6.00 per share. In connection with the Company's private placement with The Shaar Fund, the Company will grant to the Representative warrants to purchase up to 155,000 shares of Common Stock at a purchase price of $6.00 per share. Perry & Co. holds options to purchase 90,000 shares of Common Stock at $6.00 per share. The exercise of any or all of such options and warrants may further dilute the net tangible book value of the Common Stock and an investor's interest in the Company. Further, the holders of such options and warrants may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company.

                    SELLING SECURITY HOLDERS

Background

     There are two Selling Security Holders: First, the Shaar Fund has the right to acquire up to 794,872 shares of the Common Stock upon conversion of the Convertible Preferred Stock and up to 155,000 additional shares of Common Stock upon exercise of the Shaar Warrants. Second, Perry & Co. has an option to purchase 90,000 shares of Common Stock, which option it received as compensation for services rendered in 1998.

The Shaar Fund

     The registration statement of which this Prospectus is a
part is being filed, and the Shares offered hereby by the Shaar Fund are included herein, pursuant to registration rights as provided for in the registration rights agreement and option agreements entered into between the Company and the Shaar Fund (collectively, the "Shaar Registration Rights"). Due to the ability of the Shaar Fund to determine when and whether they will sell any Shares under this Prospectus and the uncertainty as to how many of the shares of Preferred Stock and Warrants will be converted or exercised, the Company is unable to determine the exact number of shares that the Shaar Fund will actually sell pursuant to this Prospectus.

     In addition, the Company cannot determine how many shares of Common Stock the Shaar Fund will acquire upon conversion of the Preferred Stock, since the actual number of shares of Common Stock to be issued upon the conversion of the Series A Convertible Preferred Stock will be determined by a formula. The tendering for conversion of each share of the Preferred Stock, in the amount of $1,000 per share, will be credited towards the purchase of the Common Stock at the following prices: (i) for Preferred Stock exchanged between 0-180 days after purchase, the lesser of $5.50 a share or 85% of Market Price (the average of the lowest 3 days (which do not have to be consecutive) closing bid prices of the Common Stock for the 20 trading days immediately preceding the conversion of the common stock (the "Market Price"),; (ii) for Preferred Stock exchanged between 180-360 days after purchase, 80% of Market Price; and (iii) for Preferred Stock exchanged 360 days or more after purchase, 78% of Market Price.

     The Shaar Fund is the holder of 875 shares of the Series A Convertible Preferred Stock and has the right to purchase an additional 675 shares. The Series A Convertible Preferred Stock ranks (i) prior to any class or series of capital stock of the Company created subsequent to its issue and (ii) prior to the Common Stock; (iii) equally with any class or series or capital stock of the company created subsequent to its issue that specifically ranks on parity with the Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has a
<PAGE 16> 6% per annum cumulative dividend preference.  The
dividend preference applies to all classes of stock excepting a class or series created of equal ranking, in which case, the dividend is paid ratably between the equally ranked series. In the event of a liquidation of the company, no distribution may be made to any holder of any shares of any capital stock of the Company prior to a distribution being made to the Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has no voting power except in corporate matters; (i) affecting the rights, preferences and privileges of the stock and; (ii) proposed liquidation, dissolution, merger, consolidation or recapitalization actions.

     The Shaar Fund is the holder of Warrants to purchase 155,000 shares of the Common Stock at an exercise price of $6.00 per share. The Warrants have no dividend, voting or preemption rights. The holders of the Warrants are entitled solely to exercise their rights with respect to the purchase of the Common Stock of the Company.

Perry & Co.

     The Common Stock relating to the Perry & Co. Option is included herein pursuant to the registration rights provided for in the agreement for investor relations services between the Company and Perry & Co. Due to the ability of Perry & Co. to determine when and whether it will sell any Shares under this Prospectus, the Company is not able to determine the exact number of shares that Perry & Co. will actually sell pursuant to this Prospectus.

     The Perry Options entitle the holder to purchase 90,000 shares of the Common Stock at an exercise price of $5.50 per share. The Perry Options have no dividend, voting or preemption rights. The holder of the Perry Options are entitled solely to exercise their rights with respect to the purchase of the Common Stock of the Company. The Perry Options expire April 2, 2000.

General

     The following table identifies each Selling Security Holder based upon information provided to the Company, set forth as of September 30, 1998, with respect to the Shares beneficially held by or acquirable by, as the case may be, each Selling Security Holders and the shares of Common Stock beneficially owned by the Selling Security Holders which are not covered by this Prospectus. No Selling Security Holders or its affiliates have held any position, office or other material relationship with the Company. The percentage figures reflected in the table are based upon (1) conversion of all shares of Preferred Stock into shares of Common Stock at an assumed conversion price of $1.95 per share, as provided in the Shaar Registration Rights, (2) the exercise of all Shaar Warrants into shares of Common Stock, (3) the exercise of all the Perry Options into shares of Common Stock, (4) 2,246,317 shares of Common stock issued and <PAGE 17> outstanding as of September 30, 1998. All Warrants and Options are convertible at a one to one conversion rate.

                                                       Common Shares to be
Name of Selling              Common Shares owned       offered to Selling          Ownership Percentage
Security Holder            prior to Registration         Security Holder              of Common Stock
Shaar Fund, Ltd                      0                       949,872                       28.9%
Perry & Co                           0                        90,000                        2.7%

                      PLAN OF DISTRIBUTION

     The registration statement of which this Prospectus forms a part has been filed pursuant to the registration rights agreement entered into between the Registrant and the Shaar Fund dated August 7, 1998. To the Company's knowledge, as of the date hereof, neither of the Selling Security Holders has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Shares offered by either of them, nor does the Company know the identity of the brokers or market makers which might participate in such offering.

     The Shares covered hereby may be offered and sold from time to time by the Selling Security Holders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner, and size of each sale. Such sale may be made on the OTC Bulletin Board of otherwise, at prices and on terms then prevailing or at prices related to the then market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods:
(a) a block trade in which the broker-dealer engaged by a Selling Security Holder will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. To the best of the Company's knowledge, neither of the Selling Security Holders has, as of the date hereof, entered into any arrangement with a broker or dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by a Selling Security Holder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from a Selling Security Holder in amounts to be negotiated.

     In offering the Shares, the Selling Security Holders and any broker-dealers who execute sales for the Selling Security Holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Security Holders and the compensation of
<PAGE 18> such broker-dealer may be deemed to be underwriting discounts and commissions.

     Rule 10b-6 under the Exchange Act prohibits participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 under the Exchange Act governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

     There can be no assurance that a Selling Security Holders will sell any or all of the shares of Common Stock registered hereby.

         DESCRIPTION OF THE SECURITIES TO BE REGISTERED

General

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.0001 par value per share, and 5,000,000 shares of undesignated Preferred Stock. As of the date of this Prospectus, there were 2,246,317 shares of Common Stock issued and outstanding. As of September 30, 1998, the Common Stock is held of record by approximately 392 stockholders.

Common Stock

     Holders of Common Stock have the right to cast one vote, in person or by proxy, for each share owned of record on the record date (as defined in the Company's by-laws) on all matters submitted to a vote of the holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights, which means that holders of more than 50% of the outstanding shares voting for the election of the class of directors to be elected by the Common Stock can elect all of such directors, and, in such event, the holders of the remaining shares of Common Stock will be unable to elect any of the Company's directors.

     Holders of the Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors out of funds legally available therefor, when, as and if declared by the Board of Directors and are also entitled to share ratably in all of the assets of the Company available for distribution to holders of shares of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Common Stock do not have preemptive, subscription or conversion rights. All outstanding shares of Common Stock are, and those shares of Common Stock offered hereby will be, validly issued, fully paid and non-assessable.
  <PAGE 19>

                          LEGAL MATTERS

     Certain legal matters relating to the Common Stock offered hereby have been passed upon for the Company by the law firm of Stevens & Lee, Wayne, Pennsylvania and Lancaster, Pennsylvania.

                             EXPERTS

     The consolidated financial statements of DynamicWeb Enterprises, Inc. and Design Crafting, Inc. incorporated by reference or appearing in this Prospectus and Registration Statement have been audited by Richard A. Eisner & Company, LLP, independent auditors, to the extent indicated in their reports thereon (which with respect to DynamicWeb Enterprises, Inc. contains an explanatory paragraph with respect to substantial doubt as to the ability of such company to continue as a going concern) also appearing elsewhere herein and in the Registration Statement or incorporated by reference. Such financial statements have been incorporated herein by reference or included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the provisions set forth in the company's articles of incorporation, the company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                      DESIGN CRAFTING, INC.


                      FINANCIAL STATEMENTS


                       September 30, 1997
  PAGE F-1

Contents

                                                             Page

Financial Statements

Independent auditors' report................................   1

Balance sheet as of September 30, 1997......................   2

Statements of income for the years ended
September 30, 1997 and 1996.................................   3

Statement of changes in stockholder's equity
for each of the years ended September 30, 1997
and 1996....................................................   4

Statements of cash flows for the years ended
September 30, 1997 and 1996.................................   5

Notes to financial statements...............................   6
  PAGE F-2

INDEPENDENT AUDITORS' REPORT

Board of Directors
Design Crafting, Inc.


We have audited the accompanying balance sheet of Design Crafting, Inc. as of September 30, 1997, and the related statements of income, changes in stockholder's equity and cash flows for each of the years in the two year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Design Crafting, Inc. as of September 30, 1997, and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.



/s/ Richard A. Eisner & Company, LLP

Florham Park, New Jersey
July 10, 1998
  PAGE F-3

Balance Sheet
September 30, 1997

ASSETS
Current assets:
  Cash                                                    $ 5,015
  Accounts receivable                                      56,812
  Prepaid expenses and other current assets                   468
    Total current assets                                   62,295
Equipment, net of accumulated depreciation of $6,662        4,602
                                                          $66,897

LIABILITIES

Current liabilities:
  Accounts payable and accrued expenses                   $30,597
  Taxes payable - current                                   1,480
  Taxes payable - deferred                                  6,195
    Total current liabilities                              38,272

STOCKHOLDER'S EQUITY

  Common stock, no par value, authorized 1,000
   shares issued and outstanding 100 shares                 1,000
  Retained earnings                                        27,625
    Total stockholder's equity                             28,625
                                                          $66,897
  PAGE F-4

Statements of Income

                                              Year Ended
                                             September 30,
                                           1997         1996

Revenues - services                       $462,541     $311,363
Cost of services                           384,244      241,427
Gross profit                                78,297       69,936
Expenses:
  Selling, general and administrative       65,772       58,905
Income before taxes                         12,525       11,031
Income taxes                                 3,250        2,870
Net income                                $  9,275     $  8,161
  PAGE F-5

Statements of Changes in Stockholder's Equity

                                     Common Stock
                                 Number of               Retained
                                  Shares       Amount    Earnings    Total
Balance, October 1, 1995            100        $1,000    $10,189     $11,189
Net income                           --            --      8,161       8,161
Balance, September 30, 1996         100         1,000     18,350      19,350
Net income                           --            --      9,275       9,275
Balance, September 30, 1997         100        $1,000    $27,625     $28,625

  PAGE F-6

Statements of Cash Flows

                                                        Year Ended
                                                       September 30,
                                                     1997          1996
Cash flows from operating activities:
  Net income                                         $ 9,275       $ 8,161
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                     2,948           648
      Deferred income taxes                            1,390         2,700
      Changes in:
        Accounts receivable                             (867)      (29,993)
        Prepaid expenses and other current assets        718           687
        Accounts payable and accrued expenses        (10,249)       18,691
        Taxes payable                                  1,310          (725)
          Net cash provided by operating activities    4,525           169
Cash flows from investing activities:
  Purchase of equipment                               (6,902)       (1,296)
Net decrease in cash                                  (2,377)       (1,127)
Cash, beginning                                        7,392         8,519
Cash, ending                                         $ 5,015       $ 7,392

Supplemental disclosure of cash flow information:
  Cash paid for:
    Income taxes                                     $   550       $   895

  PAGE F-7

Note A - Summary of Significant Accounting Policies and Basis of
Presentation

[1]  Operations:

     Design Crafting, Inc. (the "Company") is a software developer and provides services primarily to customers in the distribution, retail and financial industries.

     In 1997, two customers and in 1996 one customer accounted for approximately 91% and 99% of revenues, respectively. As of September 30, 1997, two customers represented 100% of accounts receivable. No allowance for bad debts is required.

[2]  Revenue recognition:

     Revenue is recognized as the work is performed and services are provided at the customer's locations.

[3]  Use of estimates:

     The financial statements were prepared on an accrual basis in conformity with generally accepted accounting principles; estimates and assumptions were utilized to quantify certain components of the financial statements in the absence of specific amounts of the respective assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

[4]  Equipment:

     Equipment is recorded at cost less accumulated depreciation.
     Depreciation is provided using accelerated and straight-line methods over the estimated lives of the assets
     (2 to 3 years).

[5]  Income taxes:

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS 109") which requires use of the liability method of Accounting for Income Taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred income taxes arise from temporary differences resulting primarily from income and expense items being reported on an accrual basis for financial statement purposes and on a cash basis for tax purposes. As a result, the Company had deferred federal and state liabilities of $6,195 as of September 30, 1997.
  <PAGE F-8>
Note B - Employee Benefit Plans

The Company has a qualified simplified employee pension (SEP) under Section 408(k) of the Internal Revenue Code. Employer contributions under a SEP are discretionary and are excluded from the participants taxable income to the extent of 15% of the participant's compensation subject to limits. The Company's contributions to the plan were $25,742 and $7,573 for the years ended September 30, 1997 and 1996, respectively.

Note C - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

Wages                         $18,486
Payroll taxes                   2,544
Employee benefit plan           7,796
Other                           1,771
                              $30,597
Note D - Income Taxes

                                             Year Ended
                                            September 30,
                                          1997         1996

Current tax expenses:

  Federal                                 $1,120       $   20
  State                                      740          150
                                           1,860          170
Deferred tax expenses:
  Federal                                    830        1,700
  State                                      560        1,000
                                           1,390        2,700
Provision for taxes                       $3,250       $2,870

The differences between the statutory income tax rate of 34% and the income taxes reported on the statement of income and retained earnings are as follows:

                                               Year Ended September 30,
                                              1997                    1996
Statutory rate                          $ 4,259     34%        $ 3,751     34%
Reduction due to graduated
  income tax rate                        (2,380)   (19)         (2,096)   (19)
State taxes, net of federal benefit       1,105      9             978      9
Other                                       266      2             237      2
Provision for taxes                     $ 3,250     26%        $ 2,870     26%

  <PAGE F-9>
Note E - Business Combination

On May 1, 1998, the Company completed a merger with Dynamicweb Enterprises, Inc. (Dynamicweb) by exchanging all of its issued and outstanding stock for 92,500 shares of common stock of Dynamicweb with a provision for up to an additional 10,000 shares to be calculated under a formula based on the value at closing and the realization of certain assets within 120 days of the closing.
  PAGE F-10

DYNAMICWEB ENTERPRISES, INC. AND SUBSIDIARIES


Unaudited Pro Forma Condensed Financial Statements

     On May 1, 1998, DynamicWeb Enterprises, Inc. and subsidiaries (the "Company") completed a stock-for-stock exchange transaction with Design Crafting, Inc. ("Design") which will be accounted for as a purchase in accordance with Accounting Principle Board No. 16. The following unaudited pro forma condensed consolidated statement of operations for the year ended September 30, 1997 and the unaudited pro forma consolidated balance sheet as of September 30, 1997 are adjusted to give effect to the combination with Design by the issuance by the Company of 92,500 of its common shares in exchange for 100% of the Design shares as if such transaction had occurred on October 1, 1996 for the purposes of presenting pro forma statement of operations data and as of September 30, 1997, for presenting the pro forma balance sheet data.

     The unaudited condensed pro forma consolidated balance sheet and statement of operations should be read in conjunction with the notes thereto and the audited financial statements of the Company and Design and the notes thereto. The pro forma information is not necessarily indicative of what the financial position and results of operations would have been had the transactions occurred earlier, nor do they purport to represent the future financial position or results of operations of DynamicWeb Enterprises, Inc. and subsidiaries.

Unaudited Pro Forma Condensed Financial Statement Adjustments

[1]       To record the preliminary allocation of the purchase of
     Design valued at $474,063. The pro forma information includes the issuance of 92,500 shares of the Company's common stock on May 1, 1998. It does not reflect any contingently issuable shares, up to 10,000, that may be issued in the event that the Company collects certain amounts from the realization of certain assets reported on the Design Crafting, Inc. balance sheet as of May 1, 1998.

[2]       To record amortization of excess of cost over net
     assets of acquired business over ten years.

[3]       The pro forma weighted average number of shares
     outstanding is as follows:

          (a) Includes 654,597 shares of the Company's common stock subsequently contributed by certain of the Company's shareholders in exchange for 125,000 warrants.
  <PAGE F-11>
          (b) 92,500 shares issued in connection with the purchase transaction as if they were outstanding for the entire period presented.
  PAGE F-12

DynamicWeb Enterprises, Inc. and Subsidiaries
Pro Forma Consolidated Balance Sheet Data
Unaudited

                                                             Historical
                                                --------------------------------------
                                                    DynamicWeb
                                                 Enterprises, Inc.       Design
                                                 and Subsidiaries     Crafting, Inc.       As Revised       As Revised
                                                      as of               as of             Pro Forma       Pro Forma
                                                September 30, 1997   September 30, 1997    Adjustments     Consolidated
                                                ------------------   ------------------    -----------     ------------
                                                                                                          (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                        $  188,270           $  5,015                           $  193,285
  Accounts receivable, less allowance for
    doubtful accounts                                 100,425             56,812                              157,237
  Prepaid and other current assets                     20,738                468                               21,206
                                                   ----------           --------                           ----------
      Total current assets                            309,433             62,295                              371,728
Property and equipment                                284,512              4,602                              289,114
Excess of cost over net assets of acquired
  business                                                                                 $445,438           445,438
Patents and trademarks, less accumulated
  amortization                                         21,808                                                  21,808
Customer list, less accumulated amortization           83,333                                                  83,333
Deferred registration costs                           128,169                                                 128,169
Other assets and fees                                  60,461                                                  60,461
                                                   ----------           --------           --------        ----------
                                                   $  887,716           $ 66,897           $445,438        $1,400,051
                                                   ==========           ========           ========        ==========
LIABILITIES
Current liabilities:
  Accounts payable                                 $  182,340                                              $  182,340
  Accrued expenses                                    165,941           $ 30,597                              196,538
  Current maturities of long-term debt                  7,925                                                   7,925
  Loan payable - banks                                 24,049                                                  24,049
  Loans from stockholders                             117,163                                                 117,163
  Deferred revenue                                     15,065                                                  15,065
  Subordinated notes payable                          840,873                                                 840,873
  Taxes payable - current                                                  1,480                                1,480
  Taxes payable - deferred                                                 6,195                                6,195
                                                   ----------           --------                           ----------
      Total current liabilities                     1,353,356             38,272                            1,391,628

Long-term debt, less current maturities               185,811                                                 185,811
                                                   ----------           --------                           ----------
                                                    1,539,167             38,272                            1,577,439
                                                   ----------           --------                           ----------
CAPITAL DEFICIENCY
                                                                                           $ (1,000)(1)
Common stock                                              214              1,000                  9 (1)           223
Additional paid-in capital                          3,530,324                               474,054 (1)     4,004,378
Unearned portion of compensatory stock options       (204,000)                                               (204,000)
Accumulated deficit                                (3,577,989)            27,625            (27,625)(1)    (3,577,989)
                                                   ----------           --------           --------        ----------
                                                     (251,451)            28,625            445,438           222,612
Less treasury stock                                  (400,000)                                               (400,000)
                                                   ----------           --------           --------        ----------
      Total capital deficiency                       (651,451)            28,625            445,438          (177,388)
                                                   ----------           --------           --------        ----------
                                                   $  887,716           $ 66,897           $445,438        $1,400,051
                                                   ==========           ========           ========        ==========

  PAGE F-13

DynamicWeb Enterprises, Inc. and Subsidiaries
Pro Forma Consolidated Statement of Operations Data
Unaudited

                                                             Historical
                                                ---------------------------------------
                                                    DynamicWeb
                                                 Enterprises, Inc.       Design
                                                 and Subsidiaries     Crafting, Inc.       As Revised       As Revised
                                                for the year ended    for the year ended   Pro Forma       Pro Forma
                                                September 30, 1997    September 30, 1997   Adjustments     Consolidated

                                                                                                           (Unaudited)
Net sales:
  System sales                                     $  116,106                                              $  116,106
  Services                                            521,071           $462,541                              983,612
                                                   ----------           --------                           ----------

                                                      637,177            462,541                            1,099,718
                                                   ----------           --------                           ----------

Cost of sales:
  System sales                                         40,323                                                  40,323
  Services                                            213,180            384,244                              597,424
                                                   ----------           --------                           ----------

                                                      253,503            384,244                              637,747
                                                   ----------           --------                           ----------

Gross profit                                          383,674             78,297                              461,971
                                                   ----------           --------                           ----------

Expenses:
  Selling, general and administrative               1,854,686             65,772          $ 44,543 (2)      1,965,001
  Research and development                            234,808                                                 234,808
                                                   ----------           --------          --------         ----------

                                                    2,089,494             65,772            44,543          2,199,809
                                                   ----------           --------          --------         ----------

Operating income (loss)                            (1,705,820)            12,525           (44,543)        (1,737,838)
Purchased research and development                   (713,710)                                               (713,710)
Interest expense                                     (770,041)                                               (770,041)
Interest income                                         5,068                                                   5,068
                                                   ----------           --------          --------         ----------

Income (loss) before income taxes                  (3,184,503)            12,525           (44,543)        (3,216,521)
Income tax (expense) benefit                           21,700             (3,250)                              18,450
                                                   ----------           --------          --------         ----------

Net income (loss)                                 $(3,162,803)          $  9,275          $(44,543)       $(3,198,071)
                                                  ===========           ========          ========        ===========

Pro forma net loss per pro forma weighted
  average number of shares outstanding                                                                         $(2.16)
                                                                                                               ======
Pro forma weighted average number of shares
  outstanding                                       1,386,383 (3)(a)                        92,500 (3)(b)   1,478,883
                                                   ==========                             ========        ===========

  PAGE F-14

                        TABLE OF CONTENTS

Prospectus Summary........................................   1

Recent Events.............................................   2

Risk Factors..............................................   3

Selling Security Holders..................................  16

Plan of Distribution......................................  18

Description of Securities to be Registered................  20

Additional Information....................................  20

Legal Matters.............................................  20

Experts...................................................  20

Financial Statements......................................  F-1

                             PART II

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses in connection with filing this Registration Statement:

Securities and Exchange Commission filing fee.......   $   911.32
Printing and Engraving Expenses.....................     1,000.00

Accounting Fee and Expenses.........................     7,500.00
Legal Fees and Expenses.............................    25,000.00
 Miscellaneous......................................       500.00
Reimbursement of Legal Fees and Expenses to
  Shaar Fund, Ltd...................................     5,000.00
     Total..........................................   $39,911.32

Item 15.  Indemnification of Directors and Officers.

     The Registrant's Certificate of Incorporation provides that the Registrant shall indemnify any person who is or was a director, officer, employee or agent of the Registrant to the fullest extent permitted by the New Jersey Business Corporation Act (the "NJBCA"), and to the fullest extent otherwise permitted by law. The NJBCA permits a New Jersey corporation to indemnify its directors, officers, employees and agents against liabilities and expenses they may incur in such capacities in connection with any proceeding in which they may be involved, unless a judgment or other final adjudication adverse to the director, officer, employee or agent in question establishes that his or her acts or omissions (a) were in breach of his or her duty of loyalty (as defined in the NJBCA) to the Registrant or its shareholders,
(b) were not in good faith or involved a knowing violation of law or (c) resulted in the receipt by the director, officer, employee or agent of an improper personal benefit.

     Pursuant to the Registrant's Certificate of Incorporation and the NJBCA, no director or officer of the Registrant shall be personally liable to the Registrant or to any of its shareholders for damages for breach of any duty owed to the Registrant or its shareholders, except for liabilities arising from any breach of duty based upon an act or omission (i) in breach of such director's or officer's duty of loyalty (as defined in the NJBCA) to the Registrant or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such director or officer of an improper personal benefit.

     In addition, the Registrant's Bylaws include provisions to indemnify its officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if
<PAGE II-1> such person acted in good faith, and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in the Bylaws shall be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct.

Item 16.  Exhibits and Financial Statement Schedules.

                          EXHIBIT INDEX
Exhibit
Number    Title

3.1.10 Amendment to the Certificate of Incorporation of DynamicWeb Enterprises, Inc. dated August 6, 1998, as filed with the State of New Jersey on August 7, 1998*

5.1       Form of Opinion of Stevens & Lee:  Legality*

10.1 Release and Severance Agreement dated February 12, 1993 between Seahawk Capital Corporation and Robert S. Friedenberg (incorporated by reference to Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

10.2      Agreement dated February 24, 1995 between the
          Registrant and Jonathan B. Lassers as to the purchase of common stock (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.3 Amendment Agreement dated May 1, 1995 between the Registrant and Jonathan B. Lassers as to the purchase of common stock and common stock purchase warrants (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.4 Agreement dated February 29, 1996 between the Registrant and Jonathan B. Lassers as to the exchange of common stock for his common stock purchase warrants (incorporated by reference to Exhibit 10.4 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).
  <PAGE II-2>
10.5 Stock Exchange Agreement dated as of December 31, 1994 among the Registrant, John C. Fitton and Seahawk Overseas Exploration Corporation (incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.6 Stock Purchase Agreement dated March 5, 1996 among the Registrant, DynamicWeb Transaction Systems, Inc. ("DWTS") and the shareholders of DWTS (incorporated by reference to Exhibit 10.14 to Registrant's Annual Report on Form 10-KSB for the year ended December 31,
          1995).

10.7 Amendment to Stock Purchase Agreement dated May 14, 1996 between the Registrant and DWTS (incorporated by reference to Exhibit 10.14(A) to Registrant's annual Report on Form 10-KSB for the year ended December 31,
          1995).

10.8      Amendment to Stock Purchase Agreement dated June 13,
          1996 between the Registrant and DWTS (incorporated by reference to Exhibit 10.14(B) to Registrant's Form 10-
          QSB for the period ended March 31, 1996).

10.9 Stock Purchase Agreement dated September 30, 1996 among the Registrant, Megascore, Inc. and the shareholders of Megascore, Inc. (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K dated November 30, 1996).

10.10 Stock Purchase Agreement dated November 30, 1996 among the Registrant, Software Associates, Inc. and
          Kenneth R. Konikowski (incorporated by reference to
          Exhibit 2 to the Registrant's Current Report on Form -K dated November 30, 1996).

10.11 Amendment to Stock Purchase Agreement dated April 7, 1997 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.11 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.12 Lock-Up Agreement dated November 30, 1996 among the Registrant, Steve L. Vanechanos, Jr. and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.12 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.13 Employment Agreement dated December 1, 1996 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.13 filed with Registrant's Report on Form 10.KSB for the year ended September 30,
          1996).
  <PAGE II-3>
10.14 Employment Agreement dated May 1, 1998 between the Registrant and Douglas Eadie *

10.15 DynamicWeb Enterprises, Inc. 1997 Employee Stock Option Plan (incorporated by reference to Annex B to the Registrant's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange Act of 1934).

10.16 DynamicWeb Enterprises, Inc. 1997 Stock Option Plan for Outside Directors (incorporated by reference to Annex C to the Registrant's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange Act of 1934).

10.17 Lease Agreement dated November 1, 1996 between Beauty and Barber Institute, Inc. and DynamicWeb Transaction Systems, Inc. (incorporated by reference to Exhibit 10.16 filed with Registrant's Report on
          Form 10-KSB for the year ended September 30, 1996).

10.18 Lease Agreement dated November 1, 1994 between Software Associates, Inc. and The Mask Group (incorporated by reference to Exhibit 10.17 filed with Registrant's Report on Form 10-KSB for the year ended September 30,
          1996).

10.19     Amendment No. 1 to Lease Agreement between Software
          Associates, Inc. and The Mask Group (incorporated be reference to Exhibit 3 to the Registrant's Form 8-K dated September 9, 1997).

10.20     Employment Agreement dated August 26, 1997 between the
          Registrant and James D. Conners (incorporated by reference to Exhibit 1 to Registrant's Form 8-K dated
          September 9, 1997).

10.21 Form of financial Consulting Agreement between the Registrant and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.20 to Registrant's SB-2 filed
          September 15, 1997).

10.22     Form of Mergers and Acquisition Agreement between the
          Registrant and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.21 to Registrant's SB-2 filed
          September 15, 1997).

10.23 Letter of amendment dated November 20, 1997 amending Stock Purchase Agreement dated April 7, 1997 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.22 to Registrant's SB-2 filed September 15, 1997).

10.24 Letter of Amendment dated December 15, 1997 amending Stock Purchase Agreement dated April 7, 1997 between
          <PAGE II-4> the Registrant and Kenneth R. Konikowski
          (incorporated by reference to Exhibit 10.23 to Registrant's SB-2 filed September 15, 1997).

10.25 Form of Warrant and Warrant Agreement with certain shareholders of Registrant (incorporated by reference to Exhibit 10.24 to Registrant's SB-2 filed
          September 15, 1997).

10.26 Securities Purchase Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund
          Ltd.*

10.27 Registration Rights Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund
          Ltd.*

10.28     Service Agreement and Option Grant with Perry & Co.
          dated April 2, 1998.*

16.1      Letter on change in certifying account (R. Andrew
          Gately & Co.) (incorporated by reference to
          Exhibit 16.1 to Registrant's Current Report on Form 8-K dated February 19, 1997.

16.2 Letter on change in certifying accountant (Allen G. Roth, P.A.) (incorporated by reference to Exhibit 16.2 to the Registrant's Current Report on Form 8-K dated February 19, 1997, as amended by amendment dated
          March 12, 1997).

23.1      Consent of Stevens & Lee (included in Exhibit 5.1)

23.2      Consent of Richard A. Eisner & Company, LLP*

*    Filed herewith

Item 17.  Undertakings

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i)  To include any prospectus required by
          section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.
  <PAGE II-5>
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnifications against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such labilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
  PAGE II-6

                           SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned in the City of Fairfield, State of New Jersey on November 11, 1998.

                              DYNAMICWEB ENTERPRISES, INC.

                              By:/s/ STEVEN L. VANECHANOS, JR.
                                   Steven L. Vanechanos, Jr.
                                   Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven L. Vanechanos, Jr., James D. Conners, Steve Vanechanos, Sr., and Steven F. Ritner, Esquire, and each of them, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each of them might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed below by the following persons and in the capacities and on the dates stated.

/s/STEVEN L. VANECHANOS, JR.    Chief Executive     Nov. 11, 1998
    Steven L. Vanechanos, Jr.   Officer and Director

/s/ STEVE VANECHANOS, SR.       Treasurer, Chief    Nov. 11, 1998
    Steve Vanechanos, Sr.       Financial Officer,
                                and Chief Accounting
                                Officer, Director

/s/ F. PATRICK AHEARN           Director            Nov. 11, 1998
    F. Patrick Ahearn

/s/ DENIS CLARK                 Director            Nov. 11, 1998
  Denis Clark

/s/ FRANK T. DiPALMA            Director            Nov. 11, 1998
    Frank T. DiPalma
  <PAGE II-7>
/s/ ROBERT DROSTE               Director            Nov. 11, 1998
    Robert Droste

/s/ KENNETH R. KONIKOWSKI       Director            Nov. 11, 1998
    Kenneth R. Konikowski
  PAGE II-8

                          EXHIBIT INDEX

Exhibit
Number                         Title

3.1.10 Amendment to the Certificate of Incorporation of DynamicWeb Enterprises, Inc. dated August 6, 1998, as filed with the State of New Jersey on August 7, 1998*

5.1       Form of Opinion of Stevens & Lee:  Legality*

10.1 Release and Severance Agreement dated February 12, 1993 between Seahawk Capital Corporation and Robert S. Friedenberg (incorporated by reference to Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

10.2      Agreement dated February 24, 1995 between the
          Registrant and Jonathan B. Lassers as to the purchase of common stock (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.3 Amendment Agreement dated May 1, 1995 between the Registrant and Jonathan B. Lassers as to the purchase of common stock and common stock purchase warrants (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.4 Agreement dated February 29, 1996 between the Registrant and Jonathan B. Lassers as to the exchange of common stock for his common stock purchase warrants (incorporated by reference to Exhibit 10.4 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.5 Stock Exchange Agreement dated as of December 31, 1994 among the Registrant, John C. Fitton and Seahawk Overseas Exploration Corporation (incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.6 Stock Purchase Agreement dated March 5, 1996 among the Registrant, DynamicWeb Transaction Systems, Inc. ("DWTS") and the shareholders of DWTS (incorporated by reference to Exhibit 10.14 to Registrant's Annual Report on Form 10-KSB for the year ended December 31,
          1995).

10.7 Amendment to Stock Purchase Agreement dated May 14, 1996 between the Registrant and DWTS (incorporated by reference to Exhibit 10.14(A) to Registrant's annual
          <PAGE II-9> Report on Form 10-KSB for the year ended
          December 31, 1995).

10.8      Amendment to Stock Purchase Agreement dated June 13,
          1996 between the Registrant and DWTS (incorporated by reference to Exhibit 10.14(B) to Registrant's Form 10-
          QSB for the period ended March 31, 1996).

10.9 Stock Purchase Agreement dated September 30, 1996 among the Registrant, Megascore, Inc. and the shareholders of Megascore, Inc. (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K dated November 30, 1996).

10.10 Stock Purchase Agreement dated November 30, 1996 among the Registrant, Software Associates, Inc. and
          Kenneth R. Konikowski (incorporated by reference to
          Exhibit 2 to the Registrant's Current Report on Form -K dated November 30, 1996).

10.11 Amendment to Stock Purchase Agreement dated April 7, 1997 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.11 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.12 Lock-Up Agreement dated November 30, 1996 among the Registrant, Steve L. Vanechanos, Jr. and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.12 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.13 Employment Agreement dated December 1, 1996 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.13 filed with Registrant's Report on Form 10.KSB for the year ended September 30,
          1996).

10.14     Employment Agreement dated May 1, 1998 between the
          Registrant and Douglas Eadie *

10.15 DynamicWeb Enterprises, Inc. 1997 Employee Stock Option Plan (incorporated by reference to Annex B to the Registrant's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange Act of 1934).

10.16 DynamicWeb Enterprises, Inc. 1997 Stock Option Plan for Outside Directors (incorporated by reference to Annex C to the Registrant's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange act of 1934).

10.17 Lease Agreement dated November 1, 1996 between Beauty and Barber Institute, Inc. and DynamicWeb Transaction
          <PAGE II-10> Systems, Inc. (incorporated by reference
          to Exhibit 10.16 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.18 Lease Agreement dated November 1, 1994 between Software Associates, Inc. and The Mask Group (incorporated by reference to Exhibit 10.17 filed with Registrant's Report on Form 10-KSB for the year ended September 30,
          1996).

10.19     Amendment No. 1 to Lease Agreement between Software
          Associates, Inc. and The Mask Group (incorporated be reference to Exhibit 3 to the Registrant's Form 8-K dated September 9, 1997).

10.20     Employment Agreement dated August 26, 1997 between the
          Registrant and James D. Conners (incorporated by reference to Exhibit 1 to Registrant's Form 8-K dated
          September 9, 1997).

10.21 Form of financial Consulting Agreement between the Registrant and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.20 to Registrant's SB-2 filed
          September 15, 1997).

10.22     Form of Mergers and Acquisition Agreement between the
          Registrant and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.21 to Registrant's SB-2 filed
          September 15, 1997).

10.23 Letter of amendment dated November 20, 1997 amending Stock Purchase Agreement dated April 7, 1997 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.22 to Registrant's SB-2 filed September 15, 1997).

10.24 Letter of Amendment dated December 15, 1997 amending Stock Purchase Agreement dated April 7, 1997 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.23 to Registrant's SB-2 filed September 15, 1997).

10.25 Form of Warrant and Warrant Agreement with certain shareholders of Registrant (incorporated by reference to Exhibit 10.24 to Registrant's SB-2 filed
          September 15, 1997).

10.26 Securities Purchase Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund
          Ltd.*

10.27 Registration Rights Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund Ltd.*
  <PAGE II-11>
16.1 Letter on change in certifying account (R. Andrew Gately & Co.) (incorporated by reference to
          Exhibit 16.1 to Registrant's Current Report on Form 8-K dated February 19, 1997.

16.2 Letter on change in certifying accountant (Allen G. Roth, P.A.) (incorporated by reference to Exhibit 16.2 to the Registrant's Current Report on Form 8-K dated February 19, 1997, as amended by amendment dated march 12, 1997).

23.1      Consent of Stevens & Lee (included in Exhibit 5.1)

23.2      Consent of Richard A. Eisner & Company, LLP*

*    Filed herewith  <PAGE II-12>